
September 29, 2009

Mr. Eric J. Watson
Chief Executive Officer
Cullen Agricultural Holding Corp.
22 Barnett Shoals Road
Watkinsville, GA 30677

> **Re:** **Cullen Agricultural Holding Corp.**
> **Form S-4 Filed September 8, 2009, as amended 9/10 and 9/15/2009**
> **File No. 333-161773**
>
> **Triplecrown Acquisition Corp.**
> **Preliminary Schedule 14A Filed September 8, 2009**
> **File No. 001-33698**

Dear Mr. Watson:

We have reviewed the above-referenced filings and have the following comments. Note that we are providing you these comments both in your capacity as CEO of Cullen Agricultural and in your role as Chairman and Treasurer of Triplecrown Acquisition. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 Filed September 8, 2009, as amended September 10 and September 15, 2009

General

1.   Where comments on one section or document apply to other disclosure or
        documents, please make related changes to all affected disclosure. This will
        eliminate the need for us to issue repetitive comments. References throughout
        this letter to "you" or "your" refer to Cullen Agricultural Holding Corp.,
        Triplecrown Acquisition Corp., or their respective affiliates, depending on the
        context.

Calculation of Registration Fee

2.   Identify in the fee table the provision of Rule 457 pursuant to which you
        determined the maximum offering price.

Proposed Timing and Related Issues

3.   You filed the Form S-4 registration statement on September 8, 2009. We note
        that Triplecrown Acquisition Corp. will be required to dissolve and liquidate if no
        business combination occurs by October 22, 2009. See page 5. Provide us with a
        detailed, written explanation of the proposed and contemplated timetable that you
        believe will be necessary under these circumstances, including the date and time
        by which you believe the Form S-4 would need to be declared effective. Make
        clear in your supplemental explanation of timing whether you are allowing time
        for the adjournments to which you refer throughout the document.

4.   In your response, set forth the applicable requirements under state and federal law
        in terms of timing, and make clear how your proposed timetable would comply
        with those requirements. Include in your discussion the various components,
        including such items as the filings that would need to be made with the Delaware
        Secretary of State and the normal processing time for such filings. In that regard,
        we note also the 14-day and 20-day periods referenced at pages 51 and 55,
        respectively.

5.   Also include your timing analysis in the event that you decide to provide security
        holders with a separate vote to consider solely the extension of Triplecrown's
        corporate existence for a limited period of time after October 22, 2009, if that is
        an option you are considering. Such a separate vote would of course provide you
        with more time to respond to staff comments and enable security holders to have
        adequate time to receive, consider, and vote upon the merger proposal and the
        other proposals at issue.

6.   Explain to us how those voting or converting their shares can do so electronically, including whether there are limitations on the ability of all holders to do so. Make clear what the actual deadlines for such voting or conversion would be in each case. If you will make internet or toll-free telephone voting available to security holders, disclose all necessary details. We note the disclosure regarding voting procedures at page 29.

7.   In light of the expedited timetable you desire for our processing of your filing, please respond in necessary detail to each portion of each comment that we issue. You will facilitate our review by providing us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. Also, in your letter of response, please provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

8.   Please submit via EDGAR as .pdf files the precisely marked electronic versions of all changed documents. In that regard, the additional detail that appears in the paper versions you provide will expedite our review if it is also available to us electronically.

9.   You have not yet filed all the required exhibits. With your next amendment, file all remaining exhibits so that you will have an opportunity to respond to any comments that we might issue after having had the chance to see them. In that regard, all contracts, exhibits, and annexes should be provided in the final, signed form, to the extent available. Among items that require filing would be all voting and lockup agreements, including the warrant lockup agreement cited at page 3. All outstanding issues must be resolved prior to your requesting accelerated effectiveness of the Form S-4 registration statement.

Cover Page

10.   Make clear on the cover page what options security holders might have, as well as the timing within which these decisions must be made. Ensure that you cover not only conversion rights but also appraisal rights and potential securities law claims for rescission and damages. Currently, appraisal rights and potential securities law claims for rescission and damages are not mentioned until page 6. Explain in necessary detail the potential impact on these other options from voting or seeking conversion.

11.   Highlight on the cover page the various options, and expand your related disclosure elsewhere in the document to provide necessary detail about how each of these matters interacts with the others. Summarize on the cover page, and at an appropriate place in the document, provide a comprehensive explanation of the

legal impact in each case of abstaining, voting against a proposal, or voting in favor of a proposal. For example, if voting in favor of the merger proposal could adversely impact potential damages claims, disclose this.

12.   Provide on the cover page the most salient information, and limit it to one page. Eliminate extraneous information, such as much of the text that appears in lines 2 through 5 of the first paragraph.

13.   Identify the conflicts of interest on the cover page and, at each place the recommendations of the board appear, disclose the conflicts in equally prominent type. Identify those with conflicts, naming Mr. Watson, and briefly identify the nature of the conflicts.   Include an entry in the table of contents for the expanded conflicts of interest section which currently appears at page 49, but which should appear immediately following the Risk Factors section. Add a new question and answer to identify briefly the conflicts. With a view toward disclosure, identify the consultants who will receive stock if the reorganization occurs.

14.   Highlight on the cover page, in the notice, and elsewhere the potential adverse tax consequences regarding the warrants noted in the Graubard tax opinion.

15.   In the first paragraph of the final prospectus cover page used to sell the shares in your initial public offering, you state that you were formed for the purpose of acquiring an operating business in the financial services industry. You state throughout that prospectus that the combination must be with a target with a fair market value of at least 80% of the trust account balance. Furthermore, you state at page 13 and elsewhere in the IPO prospectus that "We will not consummate a business combination with any target business affiliated with any of our officers, directors or founders." Disclose prominently on the Form S-4 cover page that the prospectus you used to offer and sell your shares made clear throughout that your charter prohibits, and that you would not complete, the type of business combination that you now propose.

Other General Comments

16.   Make clear throughout the document, including in the forepart, what raw and percentage vote is required for each of the various proposals or to result in more than the 30% conversion threshold. Describe how the existence of the separate founders' securities and any lockup agreements impacts the percentage or numbers required in each case. For example, if as a result of the warrant lockup agreement the percentage of votes necessary to defeat the warrant amendment proposal is in fact greater than 50% of the warrants held by those not party to the

agreement, disclose the particulars. Make corresponding revisions to the "Vote of Triplecrown's Stockholders Required" and "Vote of Triplecrown's Warrantholders Required" sections at page 28.

17. We note that the proposals to be submitted to stockholders and warrantholders currently are numbered on the relevant proxy cards in a manner that differs from the manner in which they are numbered in the notices of meetings and the preliminary Proxy Statement. Use a consistent numbering system for the proposals throughout the notices of meetings, the Proxy Statement and the proxy cards, or explain why you believe such consistency is unnecessary.

18. It appears that there may be items which should be disclosed separately and upon which stockholders should be provided an opportunity to vote separately. Please refer to Rule 14a-4(a)(3) of the Exchange Act of 1934. For example, we note the disclosure in the notice to stockholders that stockholder approval will no longer be required to increase or decrease the authorized amounts of common stock and preferred stock, but the form of proxy does not provide stockholders with a separate vote on this matter.

19. At the first time each defined term, such as Public Shares or Founders appears, define the term. In the alternative and at a minimum, provide the reader with a reference to the precise page where the definition appears. For example, you first define "Natural Dairy" at page 107 and it appears that one can derive the definition of Founders from text at page 125. Also eliminate or explain the references in your document to Two Harbors.

20. Update disclosure to provide current information throughout your document, eliminating blanks where such information is known. Where such information is subject to change, you may so indicate by the use of brackets, as you appear to have done at page 97. Among items requiring updates are the following, which comprise a non-exhaustive list:
   - Final results of ongoing negotiations with the underwriters regarding the deferred underwriting compensation;
   - Identities of all directors and officers of each entity and affiliates, such as Natural Dairy, both prior to and after consummation of the reorganization;
   - The number and percentage of holders referenced at page 51 as holding their securities in street name; and
   - Confirmation that the land sale was in fact closed on or prior to September 15, 2009, as scheduled.

21. In the forepart of the document, provide charts to show all parties, material affiliates, their ownership structure, and percentage of ownership, both prior to

and as a result of the reorganization. Also provide detailed tabular disclosure to clarify the ownership structure assuming maximum conversion and assuming minimum conversion.

22.   Provide us with the numbers of record holders of each security, as well as the percentage of each security that is held of record. Provide us with an estimate as to the number of beneficial holders.

23.   With regard to the conversion option, confirm whether electronic delivery will be available to all holders, providing the details in each case. We note the related disclosure in the notice and at page 5, for example.

24.   Explain the assertion in the last paragraph on page 5 that the warrants would have terms that are "substantially similar in all material respects," notwithstanding the "subject to the amendments" text that follows. In that regard, if these warrants in fact would be deemed to constitute a new security, revise the corresponding text to make this clear. In that regard, we also note numbered paragraph 9 in the Graubard tax opinion.

25.   We note your disclosure on page 37 and elsewhere that approximately $539 million is held in deposit in the trust account. We also note your disclosure that the aggregate merger consideration implies a total value of Cullen Agritech of $155 million. This is approximately 29% of the amount in the trust account. In view of the large difference between the value of the target company and the amount in the trust account, please explain and quantify in greater detail how the amounts in the trust account are anticipated to be used if the merger is approved. Also revise all references to the fair market value merely being "less than 80%" and instead making clear that rather than 80% it is 29% or providing other appropriate text to make clear the magnitude of the difference.

26.   We note the disclosure throughout this document that Triplecrown may utilize proceeds from the trust to enter into purchase transactions with stockholders to ensure that less than 30% of its stockholders vote against the transaction and seek conversion of their shares. At certain points in the document, for example on pages 52 and 53, you appear to state that there is a limitation on the price you would offer to purchase the shares. Please revise to address this issue each time you discuss these possible purchase transactions.

27.   Clarify further how Triplecrown will select which stockholders from whom to purchase shares. Also, if it decides to extend the time period to solicit additional votes, clarify whether Triplecrown will select stockholders who have already submitted votes via proxy or at the meeting, and have made their conversion demands.

28.   We note your disclosure on page 52 that Triplecrown, the Triplecrown Founders, Cullen Agritech or their respective affiliates may offer to purchase Triplecrown's common stock issued in Triplecrown's initial public offering. Please provide us a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to those offers and/or purchases.

29.   We note your disclosure of possible side transactions by Triplecrown, the Triplecrown Founders, Cullen Agritech and their respective affiliates with potential investors or existing holders of Public Shares in order to induce them to purchase Public Shares and/or vote in favor of the merger proposal with respect to currently owned Public Shares and, in each case, to remain a stockholder of CAH following consummation of the merger. You state on page 52 that "there would be no limit on the consideration that may be paid pursuant to these arrangements." If Triplecrown, Cullen Agritech and their respective affiliates might offer more than the conversion price in these side transactions, please revise to explain how paying a premium to change the votes, which reflect stockholder intent, would be in the best interests of all stockholders.

30.   Similarly, explain how the payment of consideration to only certain stockholders so that they purchase Public Shares or vote in favor of the merger proposal, would be fair to and in the best interests of all stockholders, including those who will not be offered or receive any such consideration. In the alternative, make clear that such arrangements clearly would not be fair to and in the best interests of those stockholders not receiving such consideration. Provide corresponding risk factors disclosure, as appropriate.

31.   Explain whether Eric J. Watson and Dr. Richard H. Watson are related to one another. If so, make appropriate disclosures. If not, so state.

Conflicts of Interest

32.   In the revised section you provide in response to comment 13 of this letter, describe all financial and other material conflicts of interest in necessary detail. For example, provide quantification and details regarding the aggregate potential financial impact on the value of each individual's securities if the transaction were not to occur and the company were forced to liquidate. Also disclose clearly the aggregate amount when all directors' interests are combined. In addition to providing the information based on current market values, you also may discuss the amount at issue based upon the purchase price of the various securities at issue. Clearly present the potential losses and gains in each case.

Conditions to Completion of the Merger

33.   Notwithstanding the disclosure that appears at page 63, provide in the forepart a summary of the material conditions to completion of the merger. Disclose explicitly which if any conditions have been satisfied, and state if true that any and all conditions are waivable. Also disclose for each listed condition whether the waiver of a given condition would be deemed material and would warrant resolicitation of the vote. If no condition rises to the level of resolicitation if waived, state this clearly.

34.   If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver, and explain how they would be notified. Disclose the date after which you would not waive any material conditions. Discuss whether in each such case, holders would be able to change their votes by electronic means up to the date and time of the meeting. We note the related disclosure under "Waiver" at page 64. In that connection, explain why at page 65 you indicate that you would send out a supplement with regard to an amendment to the merger agreement only if such amendment is material.

Summary of the Material Terms of the Merger, page 1

35.   We note your disclosure that "Cullen Agritech will provide advisory services associated with the implementation of efficient farming techniques and promote a methodology that incorporates components of New Zealand's pasture-based farming system. Cullen Agritech's principle [sic] focus will be to improve agricultural yields through forage and animal sciences." It is not clear from this disclosure, or from other disclosures in the document, if Cullen Agritech's principal focus is to improve other entities' agricultural yields via advisory services, or the yields of the dairy farming operation carried out by Natural Dairy Inc., or both. Please expand your disclosures here, and elsewhere in the document where necessary, to clearly explain the expected business activities of Cullen Agritech.

36.   You indicate at page 1 and elsewhere that none of the other opportunities "were believed to be as attractive to public stockholders as the proposed merger." Provide more context to this conclusion, including a discussion of those attributes which may be viewed objectively as less favorable or attractive. For example, it would appear unlikely that any of the other opportunities involved affiliates or possible targets which essentially had no assets, employees, or operations.

37.   Expand the disclosure in the first bullet point on page 2 to identify the "certain limited situations," or explain to us why this information is not necessary.

38.   With regard to disclosure in the second bullet point on page 2, explain how
        entering into a contract for the purchase of land is consistent with Triplecrown's
        "Code of Ethics" cited at page 125 and the disclosure Triplecrown provided in its
        IPO prospectus. Also eliminate the inconsistencies that appear at page 37 and
        elsewhere with regard to whether it will receive again those funds in the event
        that the reorganization does not occur. Provide appropriate disclosure in the
        conflicts section, and file a signed version of the contract as an exhibit to the
        Form S-4.

39.   As for the disclosure in the fifth bullet point on page 2, revise the referenced text
        to describe all methods under consideration in necessary detail, rather than
        suggesting that only "some possible methods" are described.

40.   Revise the sixth bullet point on page 2 to clarify, if true, that any repurchases
        would only be undertaken using funds in excess of the $150 million. State
        whether there are limitations on the price that you would offer to repurchase
        shares or on the amount of shares you would purchase, and provide additional
        details at an appropriate place elsewhere in the document. Also expand the bullet
        point to identify briefly the possible impact of such purchases, as you have done
        in the risk factor captioned "If the merger is completed, a large portion of the
        funds" at page 24.

41.   Where you describe any agreements, including the lockup or voting agreements
        you mention at page 3, revise to disclose the date(s) that such agreements were
        executed.

42.   If true, disclose prominently that the proposed business combination is the only
        business combination that will be presented to security holders prior to the
        imminent termination of Triplecrown's corporate existence on October 22, 2009.

Questions and Answers, page 4

43.   Prior to and as background for "Since Triplecrown's amended and restated
        certificate," please insert a new question and answer to address briefly how this
        deal is different from what was proposed and promised in the IPO prospectus.

Selected Historical Consolidated Financial Information, page 11

44.   It appears that there may be an inconsistency between the positive $1,000
        presented here as a figure for CAH stockholder's equity and the negative $1,000
        presented as a figure for CAH stockholder's deficit on page F-13 of the financial
        statements. Please revise, or otherwise advise.

45.   With regard to the information presented for Cullen Agricultural Technologies
        Inc., please revise to refer to such statements as combined, rather than
        consolidated.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 13

46.   Please revise to include a brief introduction to the pro forma information,
        including a reference to where the reader can find additional information.

47.   Please tell us how you considered disclosing the information required by Item 3(f)
        of Form S-4.

Risk Factors, page 14

48.   Eliminate text which mitigates the risks you present, including for example
        references to your hedging / breeding plans at page 17 and clauses which begin
        "although," "however," or "despite." Similarly, disclose each risk plainly and
        directly, eliminating suggestions that you "cannot assure" a particular outcome.

49.   Disclose in a new risk factor any risks and potential limitations on the importation
        of farm products and technology from New Zealand, including anything related to
        the production of hybrid cattle. We note the "state line" disclosure at the top of
        page 16 and the export disclosure at page 105.

50.   With a view toward expanded disclosure, advise us whether you are aware of any
        federal or state limitations or restrictions relating to the import of cattle, other
        livestock, or related reproductive items. We note the disclosure at page 101,
        including the suggestion that you will have exclusive "access to these grazing
        lines" and to related "embryo, semen and genetic screening technologies."

Forward-Looking Statements, page 25

51.   Because the Form S-4 registers an initial public offering, statements related to the
        proposed merger in other filings and statements in the proxy statement /
        prospectus do not constitute forward-looking statements within the definition of
        the PSLRA of 1995. Please revise accordingly.

52.   If you retain this section, revise to explain why potential conflicts of interest with
        regard to approving the merger would constitute forward-looking statements.

Proxy Solicitation Costs, page 29

53.   Confirm that you will file all personal solicitation materials to be used, as Rule
        14a-6(c) requires.

The Merger Proposal

Background of the Merger, page 37

54.   We note your statement that:

        "Triplecrown delivered and negotiated over two dozen letters of intent to those
        prospective target companies in which it believed a suitable transaction could be
        structured. However, none of these letters of intent were ever executed by the
        targets. The majority of these target companies ultimately rejected these letters of
        intent due to the perceived inherent shortcomings of Triplecrown's operating
        structure, dilution and warrant overhang."

        Please add additional detail as to the kinds of prospective target companies
        mentioned here, the negotiations conducted, and the reasons the targets provided
        for their rejection.   You may group like transactions together for purposes of
        your discussion.

55.   You explain that Triplecrown entered into negotiations with the underwriters in
        its IPO regarding the reduction of their deferred underwriting commissions
        payable at the consummation of the merger, and that such negotiations continue to
        be ongoing. We also note that Triplecrown entered into discussions with the
        underwriters to obtain their consent to any necessary amendments to the
        agreements entered into in connection with the IPO. Please update this
        information as necessary.

56.   We note that the Triplecrown IPO prospectus states on page 75 that "Any
        affiliated transactions must be approved by a majority of our independent and
        disinterested directors." Also, the Triplecrown certificate of incorporation
        indicates at Article SEVENTH, paragraph (G) that "The Audit Committee of the
        Corporation's Board of Directors will review and approve all payments made by
        the Corporation to its initial stockholders, sponsors, officers, directors and their or
        the Corporation's affiliates. Any payment made to a member of the Audit
        Committee will be reviewed and approved by the Board of Directors, with any

member of the Board of Directors that has a financial interest in such payment abstaining from such review and approval." Please revise to address expressly whether the approval of the proposed business combination followed these procedures.

57.   Also discuss in detail the contract for the purchase of the land to be used by CAH. Explain what, if any, special procedures were followed, insofar as Mr. Watson serves both as CEO of CAH and as chairman and treasurer of Triplecrown Acquisition.

58.   Provide enhanced detail regarding the precise dates and reasons for the formation of Cullen Agritech (in June 2009) and CAH (in August 2009). To the extent either or both was formed in anticipation of a possible business combination with Triplecrown, explain the role played by Mr. Watson and any other interested parties in their formation.

59.   If both entities were formed entirely apart from and without consideration of Triplecrown, explain how and when Mr. Watson became affiliated with each.

60.   Provide a detailed timeline to show when each material event in each entity's development took place, including for example the dates the entity:

- reduced to writing its business plan;
- hired its (first) employee, naming each such employee;
- became affiliated with Mr. Watson;
- became affiliated with Dr. Watson;
- entered into any material contracts, including the "strategic cooperation agreement with New Zealand Agritech" mentioned at page 103, the land purchase cited at page 111, and any employment contracts;
- retained any consultants;
- assembled "an experienced group of pastoral scientists and dairy science industry participants to further enhance its position as an innovation and technology company" as suggested at page 98 {and also separately support the assertion regarding its position in that regard};
- retained the "in-house scientific experts" cited at page 38;
- retained members of an advisory board; and
- acquired rights with respect to the "proprietary, pasture-based, farming system for the production of raw milk" mentioned at page 107.

61.   Provide a more detailed discussion of the status of each entity at the times contact and meetings first took place with Mr. Ledecky and with the board. Disclose the

precise date that Mr. Watson indicated to Mr. Ledecky that Cullen Agritech might be "an attractive opportunity for Triplecrown."

62.   Explain when the contract for land purchase was entered into, when deposits were paid, and if true why these events took place prior to Triplecrown board consideration or approval.

63.   Disclose who negotiated the land purchase terms on behalf of Triplecrown and who authorized the contract terms, including the payment of a deposit.

64.   Disclose how and when information concerning the proposed transaction with Cullen Agritech "was delivered to the directors."

65.   Clarify precisely which members of management discussed Triplecrown's "efforts to find a suitable candidate for a business combination" and the "benefits of selecting Cullen Agritech." If Mr. Watson was involved in discussing these matters, make that clear.

66.   Clarify who participated in the "considerable discussion" by the board on August 7, 2009, and discuss the overall role Mr. Watson played at the meeting.

67.   Disclose the dates and participants involved in all substantive negotiations, and revise to clarify whether negotiations were limited to the period from August 24 through August 28, 2009.

68.   Describe how the structure and consideration to be paid in the transaction was determined, and explain any changes that occurred as a result of negotiations. If the draft merger agreement provided August 28 did not materially differ from the final executed merger agreement, disclose this explicitly.

69.   Summarize the content and conclusions of the discussions held at each meeting.

70.   Disclose when the fairness advisor was retained.

Triplecrown's Board of Directors' Reasons for Approval of the Merger, page 38

71.   Please provide us with copies of objective, third party materials that support the following assertions:

        ● There is currently a significant shortage in the supply of fresh liquid milk in the Southeastern United States.

● The Eastern Seaboard represents the largest fresh liquid milk market in the world, and this market is currently "starved of supply."

● Currently, there is a small but rapidly growing market for grass-fed or pasture-fed beef products.

● The grass-fed milk market is virtually non-existent due to the dominance of the confinement model and the lack of producers who have the technical knowledge to product milk on pasture year round.

Also provide us with independently sourced material to show what percentage of milk production in the United States results from dairy farms which are at least partially forage based.

72.   Address recent media reports suggesting that there is an oversupply of milk in the United States. For example, one such report on the front page of a national newspaper suggests that, as a result of such oversupply, 230,000 cows have been culled since January 2009. Discuss the potential impact on your business plan and results of operations due to this oversupply, or explain why it would have no impact on your business.

73.   Clarify in necessary detail how Cullen Agritech, formed in June 2009, has been able to implement and provide its system, as the disclosure in the first paragraph on page 39 suggests.

74.   Where you refer to Cullen Agritech's "system" as resulting in healthier livestock and increased longevity, disclose over what period of time this longevity has been noted by Cullen Agritech, or revise to more accurately reflect its actual business history and experience.

75.   Explain how you can project reduced labor costs using "custom made" milking systems which you have neither tested nor used to date. We note the disclosure under "Reduced labor costs" on page 39 in that regard.

76.   We note the reference to "financial projections" at page 40. Ensure that all material projections exchanged or provided to the fairness advisor, as well as any other non-public information material to an investment decision, are properly disclosed in the amended Form S-4.

Fairness Opinion, page 40

77.   Expand the first paragraph on page 40 to clarify whether the fairness advisor opined regarding fairness to stockholders and to warrantholders.

78.   Eliminate any suggestion that the reader must refer to the full text of the opinion for a discussion of the assumptions, procedures followed, matters considered, and limits, instead discussing these items in necessary detail.

79.   To eliminate any ambiguity regarding the target audience, revise the third paragraph so that you do not indicate that the opinion is directed to the board.

80.   Identify by name the management of Triplecrown and of Cullen Agritech responsible for preparing the "certain financial forecasts" cited in the sixth bullet point on page 42.

81.   Specify the "other analyses" and "other factors" the advisor cites at the bottom of page 42, or revise to disclose that none was material.

82.   Disclose in necessary detail the "U.S. Dairy Business Plan" cited in the fifth bullet point on page 43.

83.   Insofar as the advisor indicates at page 43 that its opinion "cannot and should not be relied upon" if "any of the foregoing assumptions or any of the facts" are materially untrue, disclose all such items in necessary detail.

84.   Explain in necessary detail the reference in footnotes 1 at pages 44 and 46 to "an adjusted version of projections provided by Triplecrown's management." Discuss what adjustments were made, as well as Triplecrown's basis and particular expertise enabling it to prepare for Cullen Agritech U.S. dairy business estimates for the next nine years.

85.   Identify those members of management that prepared the forecasts and estimates referenced at pages 44 and 45, and explain when and on what basis they were prepared.

86.   Explain why you suggest that none of the projections should be relied upon "as to the past."

87.   Explain the reference at page 46 to "(stabilized)" EBITDA for 2012. Also define "normalized earnings" for that same year, as referenced at page 48.

88.   Explain why any data points or companies were excluded from the analyses. Where data was unavailable for a particular company or transaction, disclose this. In that connection, it is unclear how the Ma Anshan transaction was used for purpose of the analysis at page 47.

89.   Explain the reference to footnote 4 in the table on page 47.

90.   Revise to explain the significance, if any, of the $155 million valuation falling "near the top of each of the ranges of value indications."

Actions that may be taken, page 52

91.   Clarify whether the consideration you cite in the last sentence of the second paragraph potentially includes securities that were to be canceled or placed in escrow.

Anticipated Accounting Treatment, page 58

92.   You disclose that because Cullen Agritech's CEO is the Chairman of the Board of Triplecrown, Cullen Agritech is a related party, which results in consolidating Cullen Agritech's assets and liabilities at carrying value with those of Triplecrown. You also note that the cost of the purchase will be based on the par value of the Triplecrown common stock issued to the Cullen Agritech stockholder. Please provide us with your analysis that references authoritative accounting literature supporting this accounting treatment. As part of your response, please tell us how you considered EITF 02-5.

Required Vote, page 58

93.   Revise to make clear that in recommending approval, the board has conflicts of interest. Also, as to each finding of fairness and recommendation, clarify whether the board is unanimous.

U.S. Federal Income Tax Considerations to Triplecrown Stockholders, page 66

94.   Revise the caption and the first sentence to clarify that you are disclosing *the* material federal income tax consequences.

95.   Please expand the discussion here to include all of the salient points from the tax opinion.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 68

96.   We are unable to locate the explanation for Note 7 in your Pro Forma Income
        Statement Adjustments on page 69. Additionally, your Pro Forma Income
        Statement Adjustments provide an explanation for Note 6, which we are unable to
        locate on this page. Please revise to resolve these discrepancies.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Income Statement Adjustments, page 69

97.   Note 1 explains that you included a pro forma adjustment of $19,320,000 related
        to the deferred underwriting fees in conjunction with your IPO, and $5,000,000
        for estimated legal and other advisory expenses related to the merger. Please
        explain to us why you believe it is appropriate to include these items as pro forma
        adjustments for the statement of operations. Specifically, tell us how these
        charges are expected to have a continuing impact on the registrant, and are
        factually supportable. If they are not, please revise your presentation to remove
        the amounts as a pro forma adjustment from the statement of operations.   Please
        see Article 11-02(b)(6) of Regulation S-X for additional information.

        This comment is also applicable to the pro forma adjustment explanation for Note
        12 for the June 30, 2009 condensed statement of operations on page 73.

98.   We note your reconciliation of the number of weighted average shares
        outstanding used in calculating earnings per shares in Note 4. Please explain to
        us, and revise your disclosure to further describe the adjustments identified as
        'Decrease cash held in trust account,' 'Increase cash and cash equivalents', and
        'Shares repurchased'. This comment is also applicable to the pro forma
        adjustment explanation for Note 15 for the June 30, 2009 condensed statement of
        operations on page 73.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, June 30,
2009, page 72

99.   The explanation of Note 1 and 2 at the top of the page explains that such amounts
        are derived from the audited financial statements of Triplecrown Acquisition
        Corp for the year ended December 31, 2008, and from the audited consolidated
        financial statements of CAT Corporation as of August 18, 2009. As you present
        pro forma information as of June 30, 2009, this explanation does not appear to be
        applicable to all places the reference is used. Please also revise to clarify who

you are referring when using the term CAT Corporation. If you are referring to Cullen Agricultural Technologies Inc., please revise to use consistently defined terms. Finally, as you have previously provided and used Note 1 to explain a pro forma adjustment related to your December 31, 2008 statement of operations on page 69, please revise your reference so there is only one Note 1 so as to not be confusing to a reader.

Proposals to be Considered by the Triplecrown Warrantholders

The Warrant Amendment Proposals, page 78

100.   Please tell us how you plan to account for the proposed amendments to the warrant agreement governing Triplecrown's outstanding warrants to (i) increase the warrant exercise price from $7.50 to $12.00; (ii) extend the expiration date from October 21, 2012 to October 21, 2013; and (iii) increase the price at which the stock must trade for the warrants to be called for redemption from $13.75 per share to $17.00 per share.

Offering Proceeds Held in Trust, page 80

101.   Explain how a greater amount was placed in trust than constituted the net proceeds. Also quantify the "remaining balance" for that purpose.

Code of Ethics, page 89

102.   Provide us with a copy of the code of ethics referenced.

Business of Cullen Agritech, page 90

103.   Explain why you rely on fifteen year old information, particularly in light of the more recent media reports alluded to elsewhere in this comment letter.

104.   Explain in greater detail the basis for the claims you make under "Key Components to Cullen Agritech's Pasture Based Grazing System" at page 99. It appears that Cullen Agritech "will own" this system, but has not yet operated it. Make similar revisions throughout this section to clarify which claims relate to others' business operations and results, and which refer to yours.

Implementation of Cullen Agritech's Farming Systems in the Southeastern US, page 99

105.   On pages 100 to 101 you present information that appears to be a forecast of
        Cullen Agritech's performance over the next several years. As such, please revise
        your presentation and disclosure to comply with the guidance provided in the
        AICPA Audit and Accounting Guide for Prospective Financial Information.

Properties, page 105

106.   Provide information about the research farms in Georgia, such as the nature, size
        and location of those properties and whether the properties are owned or leased.
        See Item 102 of Regulation S-K. If these properties or the land to be purchased
        suffered any material damage or business interruption as a result of recent
        excessive rainfall, please disclose the particulars.

Employees, page 106

107.   We note your statement that Cullen Agritech has one employee and Natural Dairy
        has one employee. In view of this, explain how Natural Dairy has been staffing
        its research and development activities, including its research farms in Georgia.
        Also, explain and support references to "key personnel" (for example on page 14)
        and statements such as "Cullen Agritech will rely on in-house scientific experts,
        along with an adjunct Advisory Board made up of some of the world's leading
        scientists, policy analysts and business leaders in the agricultural arena. … Cullen
        Agritech also has quantitative geneticists that have the ability to develop lines of
        dairy cattle designed to produce milk efficiently on pasture" (page 101).

108.   Under an appropriate heading, disclose the identities and biographical sketches of
        the Advisory Board members. We note that they are identified in "TCW: Cullen
        Agricultural Technologies – Investor Presentation – September 2009" which was
        furnished as Exhibit 99.2 to Triplecrown's Form 8-K filed September 11, 2009.

Cullen Agritech's Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 107

109.   We note your statement that the Southeastern United States region, and
        specifically Georgia, has been strategically selected as being suitable for Cullen
        Agritech's pasture-based farming system. We also note from earlier in the
        document that the trade practices developed by Cullen Agritech in the areas of
        forage sciences, animal genetics and health, farm management, and systems and
        training, have been uniquely adapted for conditions in the target market in

Georgia. Given the statements above, please revise to explain if your business expansion possibilities are limited geographically. If applicable, please also consider including a risk factor regarding such limitations.

Contractual Obligations and Commitments, page 111

110.   You disclose you have entered into an agreement with AHA Advisors Ltd. that calls for AHA to assist in the discovery of a herd uniquely capable of meeting the production and performance goals of Cullen Agritech. Please revise to disclose the consideration to be paid to AHA in conjunction with this agreement. In addition, please clarify why this disclosure appears to conflict with your statement on page 99 that livestock required to stock your farms has been identified.

Off-Balance Sheet Arrangements, page 111

111.   The disclosure about off-balance sheet arrangements with regard to Cullen Agritech is incomplete and should be expanded. Compare to the disclosure regarding Triplecrown on page 87.

Beneficial Ownership of Securities, page 122

112.   Disclose the natural persons with beneficial ownership or control of the entities listed in the table at notes 15, 19, and 21.

Code of Ethics and Related Persons Policy, page 125

113.   Please explain what process was undertaken to comply with the code of ethics in the process of approving the proposed business combination, including any waiver of the code of business conduct and ethics.

Triplecrown Related Person Transactions, page 125

114.   File as exhibits all agreements concerning related person transactions.

Exhibit Index

115.   Please include in the index the consents provided by Graubard Miller.

Exhibit 5.1

116.   Revise the exhibit index entry to clarify that this is the executed opinion, rather than the form of opinion. Also obtain and file a revised opinion that does not purport to be limited to New York contract laws with regard to the warrants.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc (via facsimile transmission):
     Jeffrey M. Gallant, Esq. – Graubard Miller
     Douglas S. Ellenoff, Esq. – Ellenoff Grossman & Schole LLP